

April 13, 2015

Brian C. Howe
Chief Executive Officer
EV Charging USA, Inc.
180 North LaSalle St., 37th Floor
Chicago, IL 60601

     Re: EV Charging USA, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed April 1, 2015
              File No. 333-201696

Dear Mr. Howe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2015 letter.

<u>Exhibit 10.9</u>

1. We note your response to our prior comment 8 and reissue in part. Please file a complete copy of Exhibit 10.9. In this regard, we note that you have omitted Exhibit A.

<u>Exhibit 10.10</u>

2. Please file the referral agreement with Chargepoint, Inc.

You may contact Beverly Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Barry J. Miller, Esq.